Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 March 4, 2008 STRUCTURED EQUITY PRODUCTS
New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.
Medium-Term Notes Linked to a Portfolio of Indices Due: October [1], 2013
INVESTMENT HIGHLIGHTS
•	5.5 year term to maturity.
•	The Notes are 100% principal protected if held to maturity.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A2 by Moody’s / A by S&P).
•	Issue Price: 100.00% of the principal amount ($1,000 per Note) ([99.00]% for investors who purchase a principal amount of at least $1,000,000).
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The Notes are linked to the potential positive performance of an equally-weighted portfolio comprised of the following three equity indices: (1) the S&P 500® Index (the “SPX”); (2) the Dow Jones EURO STOXX 50® Index (the “SX5E”); and (3) the Nikkei 225™ Stock Index (the “NKY”) (each such index a “Component” and together the “Portfolio”). The weighting of each Component within the Portfolio is fixed at 1/3 and will not change during the term of the Notes unless one or more Components is modified during the term of the Notes.

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The Cash Settlement Value will be based on the appreciation, if any, in the Portfolio over the term of the Notes as measured by the Portfolio Return. The “Portfolio Return” is calculated as the equally-weighted average of the three Index Performances, where “Index Performance” means, as of the Calculation Date and with respect to a Component, the quotient, expressed as a percentage, of (i) the Final Component Level for that Component minus its Initial Component Level divided by (ii) its Initial Component Level.

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If the Portfolio Return is greater than zero, then the Cash Settlement Value for each Note will be equal to the principal amount of the Note, plus the product of (a) $1,000 multiplied by (b) the Portfolio Return multiplied by (c) the Participation Rate.

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If the Portfolio Return is equal to or less than zero, the Cash Settlement Value for each Note will be $1,000. Because the Notes are principal protected if held to maturity, in no event will the Cash Settlement Value for each Note be less than $1,000.

•	The Participation Rate is [100.00]%.
BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS
This free writing prospectus relates to a Note offering linked to the performance of an equally-weighted portfolio comprised of the following three equity indices: (1) the S&P 500® Index (the “SPX”); (2) the Dow Jones EURO STOXX 50® Index (the “SX5E”); and (3) the Nikkei 225™ Stock Index (the “NKY”) (each such index a “Component” and together the “Portfolio”). The weighting of each Component within the Portfolio is fixed at 1/3 and will not change during the term of the Notes unless one or more Components is modified during the term of the Notes. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part.

Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A2 / A (Moody’s / S&P)
CUSIP NUMBER:	0739282Y8
ISSUE PRICE:	100.00% of the Principal Amount (99.00% for investors who purchase a Principal Amount of at least $1,000,000).
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	March [●], 2008
SETTLEMENT DATE:	March [●], 2008
MATURITY DATE:	October [1], 2013 (for a term of approximately 66 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
COMPONENTS:
The Notes are linked to the performance of an equally-weighted portfolio comprised of the following three equity indices: (1) the SPX; (2) the SX5E; and (3) the NKY (each such index a “Component” and together the “Portfolio”).

COMPONENT SPONSORS:
Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. as the sponsor of the SPX; STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group as the sponsor of the SX5E; and Nihon Keizai Shimbun, Inc. as the sponsor of the NKY are hereinafter referred to as “Component Sponsors.”

CASH SETTLEMENT VALUE:	An amount in cash that depends upon the Portfolio Return.

If the Portfolio Return is greater than zero, the Cash Settlement Value for each Note will be equal to the principal amount of the Notes, plus: the product of (a) $1,000 multiplied by (b) the Portfolio Return multiplied by (c) the Participation Rate

If the Portfolio Return is equal to or less than zero, the Cash Settlement Value for each Note will be equal to the principal amount of the Note. Because the Notes are principal protected if held to maturity, in no event will the Cash Settlement Value for each Note held to maturity be less than $1,000.

PORTFOLIO RETURN:	An amount determined by the Calculation Agent and equal to the arithmetic average of the Index Performance for each Component.
INDEX PERFORMANCE:
Equals, as of the Calculation Date and with respect to a Component, the quotient, expressed as a percentage, of (i) the Final Component Level for that Component minus its Initial Component Level divided by (ii) its Initial Component Level.

INITIAL COMPONENT LEVEL:	Equals (i) [●] with respect to the SPX; (ii) [●] with respect to the SX5E; and (iii) [●] with respect to the NKY, each as determined by the Calculation Agent as of the Pricing Date.
FINAL COMPONENT LEVEL:
Means, as of the Calculation Date and for each Component, the closing index level as reported by the relevant Component Sponsor and displayed on the Bloomberg Professional® service (“Bloomberg”) Page Page SPX <Index> <Go> with respect to the SPX, Bloomberg Page SX5E <Index> <Go> with respect to the SX5E; and Bloomberg Page NKY <Index> <Go> with respect to the NKY.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

CALCULATION DATE:	September [●], 2013; the Calculation Date is subject to adjustment as described in the Pricing Supplement.
ISSUE DATE:	March [●], 2008.
INTEREST:	The Notes will not bear interest.
PARTICIPATION RATE:	[100.00]%
PRICING DATE:	March [●], 2008

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated March 4, 2008 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated March 4, 2008 (Subject to Completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420408013165/v105775_424b2.htm

•	Prospectus Supplement dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The following hypothetical examples are for illustrative purposes and are not indicative of the future performance of the Components, the Portfolio or the future value of the Notes. The following hypothetical examples demonstrate the hypothetical Cash Settlement Value of a Note based on the assumptions outlined below. The hypothetical examples do not purport to be representative of every possible scenario concerning increases or decreases in the Components or the Portfolio Value. You should not construe these examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. Numbers may be rounded for ease of use. The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

ASSUMPTIONS:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•	Investor holds the Notes to maturity.

•	The Initial Component Level for the SPX is equal to 1,400.

•	The Initial Component Level for the SX5E is equal to 3,900.

•	The Initial Component Level for the NKY is equal to 13,750.

•	The Participation Rate is 100.00%.

•	All returns are based on a 66-month term, pre-tax basis.

•	No Market Disruption Events or Events of Default occur during the term of the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Example 1: The Portfolio Return is greater than zero.

In this example, the Index Performance of each Component is positive.

	SPX	SX5E	NKY
Initial Component Level	1,400	3,900	13,750
Final Component Level	1,950	6,400	22,500
Index Performance	39.29%	64.10%	63.64%

On the Calculation Date, the Index Performance for the SPX would be 39.29%, the Index Performance for the SX5E would be 64.10%, and the Index Performance for the NKY would be 63.64%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

Portfolio Return

The Cash Settlement Value, using the formula below, would equal $1,556,77.

Cash Settlement Value

Example 2: The Portfolio Return might be less than zero.

In this example, the Index Performance of each Component is negative.

	SPX	SX5E	NKY
Initial Component Level	1,400	3,900	13,750
Final Component Level	1,000	3,000	9,000
Index Performance	-28.57%	-23.08%	-34.55%

On the Calculation Date, the Index Performance for the SPX would be -28.57%, the Index Performance for the SX5E would be -23.08%, and the Index Performance for the NKY would be -34.55%, each as calculated pursuant to the below formula:

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

In this example, using the formula below, the Portfolio Return would be greater than zero.

Portfolio Return

Since the Portfolio Return would be less than zero, the Cash Settlement Value for each Note would be the principal amount of $1,000.

Example 3: Some Components move higher while others move lower.

In this example, two Components have a positive Index Performance, while the other Component has a negative Index Performance.

	SPX	SX5E	NKY
Initial Component Level	1,400	3,900	13,750
Final Component Level	1,950	4,650	10,000
Index Performance	39.29%	19.23%	-27.27%

On the Calculation Date, the Index Performance for the SPX would be 39.29%, the Index Performance for the SX5E would be 19.23%, and the Index Performance for the NKY would be -27.27%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

Portfolio Return

The Cash Settlement Value, using the formula below, will equal $1,104.16.

Cash Settlement Value

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Summary of Illustrative Examples 1-3 Reflecting the Relevant Cash Settlement Value

	Example 1	Example 2	Example 3
Hypothetical Initial Component Level for SPX	1,400	1,400	1,400
Hypothetical Final Component Level for SPX	1,950	1,000	1,950
Hypothetical Initial Component Level for SX5E	3,900	3,900	3,900
Hypothetical Final Component Level for SX5E	6,400	3,000	4,650
Hypothetical Initial Component Level for NKY	13,750	13,750	13,750
Hypothetical Final Component Level for NKY	22,500	9,000	10,000
Portfolio Return	Positive	Negative	Positive
Principal protected?	Yes	Yes	Yes
Cash Settlement Value per Note	$1,556.77	$1,000.00	$1,104.16

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

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Suitability of Notes for Investment —A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

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No current income—We will not pay any interest on the Notes. The yield on the Notes, therefore, may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same Maturity Date from an issuer with a comparable credit rating.

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No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the stocks underlying the Components; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

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Not exchange-listed—The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

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Liquidity—Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

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The Components may not move in tandem—At a time when the level of one or more of the Components increases, the level of one or more of the other Components may decline. Therefore, in calculating the Portfolio Return, increases in the level of one or more of the Components may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other Components.

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Taxes —For U.S. federal income tax purposes, we intend to treat the Notes as contingent payment debt instruments. As a result, you will be required to include original issue discount (“OID”) in income during your ownership of the Notes even though no cash payments will be made with respect to the Notes until maturity. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in the Pricing Supplement..

BEAR, STEARNS & CO. INC.